SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC GROWS 4% TO 9.15m CUSTOMERS
LOAD FACTOR RISES 3% POINTS TO 91%

Ryanair, Europe's favourite low fares airline, today (6 Aug) released July traffic statistics as follows:

• Traffic grew by 300,000 to 9.15m customers (up 4%)

• Load factor increased 3% points from 88% to 91%

• Rolling annual traffic rose to a record 83m customers (up 4%).

	Jul 13	Jul 14	Change
Customers	8.84m	9.15m	+4%
Load Factor	88%	91%	+3%

 Ryanair's Chief Marketing Officer, Kenny Jacobs said

"Ryanair traffic grew by 300,000 to 9.15m customers in July, thanks to our lower fares and our improving customer experience, including our great new website and mobile app, allocated seating, a free 2nd small carry-on bag and PED use on all flights. Ryanair continues to deliver so much more than just the lowest fares in every market for our 83m customers."

ENDS

For further information
please contact:
Robin Kiely Joe Carmody
                                                                      Ryanair Ltd                            Edelman Ireland
                                                                      Tel: +353-1-9451212           Tel: +353-1-6789333
                                                                      press@ryanair.com               ryanair@edelman.com

                                                                      Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary